August 5, 2024

Andrew J. Surdykowski
General Counsel
Intercontinental Exchange, Inc.
5660 New Northside Drive
Atlanta, GA 30328

        Re: Intercontinental Exchange, Inc.
            Registration Statement on Form S-4
            Filed August 2, 2024
            File No. 333-281203
Dear Andrew J. Surdykowski:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance